    As filed with the Securities and Exchange Commission on December 5, 2000
                                            Registration Statement No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------

                          SALIX PHARMACEUTICALS, LTD.
             (Exact name of registrant as specified in its charter)

                                --------------

               British Virgin Islands                                      94-3267443
            (State or other jurisdiction                                (I.R.S. Employer
         of incorporation or organization)                             Identification No.)

                             3801 Wake Forest Road
                                   Suite 205
                         Raleigh, North Carolina 27609
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                --------------

                               ROBERT P. RUSCHER
                                   President
                          Salix Pharmaceuticals, Ltd.
                        3801 Wake Forest Road, Suite 205
                         Raleigh, North Carolina 27609
                                 (919) 788-8550
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                               DONALD R. REYNOLDS
                       Wyrick Robbins Yates & Ponton LLP
                        4101 Lake Boone Trail, Suite 300
                         Raleigh, North Carolina 27607
                                 (919) 781-4000
                               Fax (919) 781-4865

                                --------------

   Approximate date of proposed sale to the public: From time to time after this registration statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                             Proposed Maximum
 Title of Each Class of                    Proposed Maximum      Aggregate
       Securities          Amount to be     Offering Price       Offering          Amount of
    to be Registered       Registered (1)     Per Share(2)        Price(1)     Registration Fee
-----------------------------------------------------------------------------------------------
Common Stock, no par
 value per share.......  2,644,200 shares      $6.34375       $16,774,143.75       $4,428.37

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for resale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the outstanding shares of our common stock

(2) Estimated solely for the purpose of calculating the registration fee, based upon the average of the high and low prices of the common stock on the Nasdaq SmallCap Market on November 30, 2000 in accordance with Rule 457.

                                --------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete. It might change. We       +
+cannot sell these securities until the registration statement that we have + +filed with the SEC is effective. This prospectus is not an offer to sell, nor + +does it solicit offer to buy, these securities in any state where the offer +
+or sale is not permitted.                                                     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED DECEMBER 5, 2000

PROSPECTUS
----------

                                2,644,200 Shares

                          SALIX PHARMACEUTICALS, LTD.

                                  Common Stock

                                 ------------

  This is a resale prospectus for the resale of up to 2,644,200 shares of common stock of Salix Pharmaceuticals, Ltd. by the selling shareholders listed herein.

  Our common stock is traded on the Nasdaq SmallCap Market under the symbol "SLXP". On December 1, 2000, the last sale price of our common stock on the Nasdaq SmallCap Market was $7.375 per share.

  The selling shareholders may offer the shares through public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices or at privately negotiated prices. See "Plan of Distribution".

  Our principal executive offices are located at 3801 Wake Forest Road, Suite 205, Raleigh, North Carolina 27609, Attention: Investor Relations. Our telephone number at that location is (919) 788-8550.

  Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.


              The date of this prospectus is              , 2000.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You should call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public the SEC's web site at "http:/www.sec.gov."

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

  1. Annual Report on Form 10-K405/A for the year ended December 31, 1999;

  2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

  3. definitive proxy solicitation materials dated May 1, 2000; and

  4. the description of our stock contained in our registration statements filed pursuant to Section 12 of the Exchange Act, as amended from time to time.

   You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                          Salix Pharmaceuticals, Ltd.
                              Investor Relations
                             3801 Wake Forest Road
                                   Suite 205
                         Raleigh, North Carolina 27609
                                (919) 788-8550

   This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                  THE COMPANY

General

   Salix Pharmaceuticals, Ltd. is a specialty pharmaceutical company dedicated to acquiring, developing and commercializing brand name, prescription pharmaceutical products used in the treatment of a variety of gastrointestinal diseases. We do not do any basic research--instead we engage in product "search and development" efforts. Our strategy is to identify and acquire late-stage proprietary pharmaceutical products having an existing base of safety and efficacy data in humans for the treatment of gastrointestinal disease, and to apply our regulatory, product development, and sales and marketing expertise to commercialize these products. We select products that we believe have potential for rapid regulatory approval, and are marketable to U.S. gastroenterologists through our specialized sales force. Once approval is received for an initial indication, we might perform clinical studies for other broader indications to expand the approved use of the drug. This strategy is designed to reduce the expense, time and risk typically associated with pharmaceutical research and development, and to expedite the commercialization of higher potential products.

   COLAZAL(TM) (balsalazide disodium) and rifaximin are our first two in-licensed products, demonstrate management's ability to execute this strategy successfully. We in-licensed COLAZAL and completed the development work, which resulted in U.S. Food and Drug Administration (FDA) approval in July 2000. We also in-licensed rifaximin and have completed Phase III clinical trials on the product. We currently intend to strategically market these and future products to U.S. gastroenterologists through our own direct sales force, and enter into distribution relationships outside the United States and in markets where a larger sales organization is necessary.

COLAZAL(TM)

   Our lead product, COLAZAL, is a new chemical entity that was approved by the U.S. Food and Drug Administration in July 2000 for the treatment of mildly to moderately active ulcerative colitis. COLAZAL is the first new chemical entity approved in ten years and the first new therapy in seven years approved by the FDA for this indication. We currently expect to launch COLAZAL in the United States in early 2001 using our own specialty sales force. Based on clinical trials, COLAZAL has shown an efficacy and safety profile that has certain significant advantages over currently available treatments. COLAZAL's formulation allows 99% of the drug to reach the colon without absorption from the stomach or small intestine resulting in significantly less side effects than sulfasalazine, one current treatment, and a faster onset of action than Asacol(R), the market-leading drug in this therapeutic category with sales of $200 million in 1999. Current therapies either have (1) significant side effects causing up to 30-40% of patients to discontinue treatment or (2) do not efficiently deliver maximal doses of the active therapeutic agent to the colon, resulting in a variable and sometimes inadequate response.

   COLAZAL consists of two molecular structures. The first molecule, 5-ASA, is the active agent and is responsible for the actual therapeutic effect in the treatment of ulcerative colitis. The second molecule, 4-ABA, is a non-toxic carrier molecule that enables the 5-ASA molecule to travel to the colon without being absorbed in the bloodstream. The molecules are joined by an azo-bond that is cleaved in the colon by bacteria that exist only in the colon, allowing for the release of the 5-ASA active ingredient targeted at the disease site. This unique delivery mechanism provides COLAZAL with more reliable and consistent delivery of 5-ASA to the colon than pH delivery products such as Asacol. Asacol consists of 5-ASA with a pH sensitive coating designed to release 5-ASA at a certain range of pH levels. The problem with such a delivery mechanism is that the pH levels within gastrointestinal tracts can vary substantially from patient to patient, and even within a given patient depending on such factors as diet and disease state. Thus, Asacol frequently releases the 5-ASA too early (before reaching the colon), or too late (after passing through the colon), thus reducing the amount of 5-ASA available in the colon to treat the disease. The improved 5-ASA delivery of COLAZAL over Asacol has been established in Phase III studies in peer-reviewed data, where COLAZAL provided a significant improvement over Asacol in time to relief of symptoms in ulcerative colitis patients with active disease.

   Ulcerative colitis is a form of inflammatory bowel disease, or IBD, characterized by inflammation of the lining of the colon. Symptoms of active ulcerative colitis include rectal bleeding, abdominal pain, increased stool frequency, loss of appetite, fever and weight loss. The cause of ulcerative colitis is unknown, and there is no known cure except for removal of the colon. This chronic disease affects roughly 500,000 people in the United States, typically under the age of 40. In 1999, U.S. sales of prescription products indicated to treat ulcerative colitis totaled approximately $350 million. This market in terms of prescription dollar sales has been growing at an annual compound rate exceeding 25% for the last 10 years.

Rifaximin

   Our second drug, rifaximin, is a broad-spectrum, gastrointestinal specific antibiotic that we intend to establish as the drug of choice for the treatment of gastrointestinal infections. We have recently completed a Phase III clinical study comparing rifaximin to placebo for the treatment of bacterial infectious diarrhea, or BID. Analysis of the results has started and a New Drug Application, or NDA, submission is expected in the second half of 2001.

   Over eight million patient visits to physicians occur annually in the United States due to diarrhea caused by a wide variety of organisms that could potentially be treated with rifaximin. Each year between 20% and 50% of international travelers, an estimated 10 million persons, develop diarrhea, with approximately 80% of the cases caused by bacteria.

   We believe the advantages of rifaximin are two-fold: (1) site-targeted antibiotic delivery; and (2) superior tolerability. The lack of systemic absorption of the drug (less than 0.1% is absorbed) when taken orally allows high concentrations of this broad-spectrum antibiotic to treat bacterial infections throughout the gastrointestinal tract. The drug causes fewer side effects or discomforts such as nausea, headache or dizziness observed with currently available, highly-absorbed antibiotics and is less likely to induce systemic resistance and/or drug-to-drug interaction. To date, peer reviewed data from Phase III BID studies have not been published, but they are expected to show that rifaximin has comparable efficacy to the market leader, ciprofloxacin. Additional unpublished Phase III study results comparing rifaximin to placebo for BID are expected to show statistically significant improvement in the use of rifaximin in resolving BID in travelers.

   Rifaximin also received Orphan Drug status for a second indication, the treatment of hepatic encephalopathy. Hepatic encephalopathy is a rare neuropsychiatric syndrome caused by a build-up of toxic products (such as ammonia) due to advanced liver disease. Symptoms include intellectual deterioration, an altered state of consciousness, personality and behavior changes, and neurologic abnormalities. There are approximately 140,000 cases of hepatic encephalopathy per year in the United States. Current antibiotic treatments are considered inadequate due to their limited antibacterial spectrum and broad side effects, including gastrointestinal and renal toxicity. Lactulose, the only FDA approved therapy for hepatic encephalopathy, reduces the amount of toxic products accumulated in the intestine by increasing the number of bowel movements per day to an amount considered intolerable by patients. We expect to commence Phase III clinical trials for rifaximin for this indication early next year, followed by an NDA submission with the FDA in 2002. Additionally, we intend to investigate the use of rifaximin in other indications such as antibiotic-associated colitis, prophylaxis prior to bowel surgery, diverticulitis, bacterial overgrowth of the small intestine, and pseudomembraneous colitis.

Sales and Marketing

   We are establishing a direct sales force to promote our products to the fastest adopting, highest prescribing physicians in the United States responsible for treating gastrointestinal disease. In 1999, there were approximately 26 million patient visits to U.S. gastroenterologists, and these physicians wrote approximately 35 million prescriptions valued at $2.4 billion. Because there are only approximately 9,000 active prescribing gastroenterologists in the United States (compared to over 300,000 U.S. based general practitioners), we can effectively and efficiently market our products directly to gastroenterologists through a relatively small specialty sales force. This strategy allows us to attain the higher profit margins and benefits of direct control over distribution obtained in selling products directly, while also avoiding the significant costs, risks and infrastructure inherent in assembling a large sales force. We intend to have the sales force ready to begin marketing COLAZAL in January 2001.

Pipeline Strategy

   We currently intend to leverage our expertise in developing and marketing products by continuing to expand indications for approved products; in-licensing or acquiring new pharmaceutical products for the treatment of gastrointestinal disease; and seeking co-promotion relationships for marketed pharmaceutical products that are not adequately promoted to gastroenterologists. Large pharmaceutical companies dominate the U.S. pharmaceutical marketplace, but these companies are increasingly divesting products that, due to mergers or change in strategic fit, do not meet the threshold level of sales required by such companies. Accordingly, we believe there will be a significant pool of potential gastroenterology products that we can acquire, in-license, develop and market through our specialty sales force.

                                  THE OFFERING

 Shares of common stock offered by us.. None

 Shares of common stock which may be
  sold by the selling shareholders..... 2,644,200(1)

 Use of proceeds....................... We will not receive any proceeds from the resale of shares offered hereby,
                                        all of which proceeds will be paid to
                                        the selling shareholders

 Risk factors.......................... The purchase of our common stock involves a high degree of risk. You
                                        should carefully review and consider
                                        "Risk Factors" beginning on page 8.

 Nasdaq SmallCap Market Trading
  Symbol............................... SLXP

--------
(1) Includes 384,200 shares of common stock issuable upon exercise of warrants.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements contained in this prospectus discuss our plans and strategies for our business and are "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are meant to identify these statements as forward-looking statements, but they are not the exclusive means of identifying them. The forward-looking statements in this prospectus reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed or implied by these statements, including:

  . The success or failure of our efforts to implement our business strategy;

  . Our limited sales and marketing experience;

  . The high cost and uncertainties relating to clinical trials and regulatory reviews for pharmaceutical products;

  . The need for additional funds;

  . The unpredictability of the duration and results of regulatory review of new drug applications and investigational new drug applications;

  . Our dependence on our two pharmaceutical products, balsalazide and rifaximin, and the uncertainty of market acceptance of those products; and

  . The other factors discussed in the "Risk Factors" section and elsewhere in this prospectus

   In evaluating these statements, you should specifically consider the risks described above and in other parts of this prospectus, including the "Risk Factors" section. These factors may cause our actual results to differ materially from any forward-looking statement.

                                  RISK FACTORS

   You should be aware that there are various risks to an investment in our common stock, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to invest in shares of our common stock.

   If any of the following risks or other risks not known to us now or that we currently believe to not be significant develop into actual events then our business, financial condition, results of operations or prospects could be negatively affected. If that happens, the market price of our common stock could decline and you may lose all or part of your investment.

Lack of Sales and Marketing Experience

   We have no experience in marketing and selling our products either directly or through our relationships with licensees. We are in the process of establishing our own direct sales force for the purpose of achieving direct sales of balsalazide, rifaximin and other future products in the United States. There can be no assurance that our marketing and direct sales efforts will be successful. Our sales and marketing strategy for balsalazide outside of the United States relies on our third-party licensees, to whom we have granted, or foresee granting, exclusive marketing rights. There can be no assurance that either Menarini International or Shire Pharmaceuticals or new licensees will market balsalazide successfully in any country in which they have exclusive rights.

Dependence on Currently Licensed Products; Uncertainty of Regulatory Approval of Our Products

   Our future success will depend, among other factors, on our ability to in-license, develop and commercialize new pharmaceutical products. We currently license two pharmaceutical products, balsalazide and rifaximin, and our prospects over the next three to five years are substantially dependent on regulatory approval and successful commercialization of these products. We have in-licensed rights to balsalazide and rifaximin from Biorex and Alfa Wassermann, respectively. In addition, we have entered into agreements relating to the development, commercialization, manufacture and marketing of balsalazide with Menarini for Italy, Spain, Portugal and Greece, and with Shire Pharmaceuticals for Austria, Belgium, Denmark, Finland, France, Germany, Iceland, Republic of Ireland, Luxembourg, Norway, the Netherlands, Switzerland, Sweden and the United Kingdom.

   Development, manufacture and marketing of both balsalazide and rifaximin are subject to extensive regulation by governmental authorities in the United States and other countries. The FDA only recently approved balsalazide and has not approved rifaximin for use in the United States. If regulatory approval of rifaximin or any other product is granted, such approval will be limited to those disease states and conditions for which the product has been shown to be safe and effective, as demonstrated to the FDA's satisfaction through well controlled clinical studies. Furthermore, approval may entail ongoing requirements for post-marketing studies. Even if such regulatory approval is obtained, as with balsalazide, a marketed product, promotional activities for the product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections. In addition, identification of certain side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional preclinical testing or clinical trials and changes in labeling of the product.

   We received in May 1998 notification of approval of balsalazide as a treatment for acute ulcerative colitis in Austria, Belgium, Denmark, Italy, Luxembourg, and Sweden through the mutual recognition process of the European Union. Our then partners withdrew marketing applications from certain other EU countries that had questions that could not be addressed within the time constraints of the review period required by the mutual recognition process. These countries are Finland, France, Germany, Greece, Ireland, Netherlands, Portugal and Spain. Resubmission in these countries will primarily be the responsibility of our licensees, Shire Pharmaceuticals and Menarini, and there can be no assurance that they will pursue such applications or that they will be successful. There can be no assurance that balsalazide will receive approval from regulatory agencies in any member country of the European Union where the marketing application was withdrawn. Even if such approvals are ultimately received, there can be no assurance as to the timing of such approvals or market acceptance of balsalazide for the approved indications, or that our marketing partners will launch balsalazide in the countries where the marketing application has been approved.

   With respect to rifaximin, Alfa Wassermann recently completed a clinical trial in Spain relating to the drug as a therapy for hepatic encephalopathy. We determined through discussions with the FDA that this study is not sufficient support for the filing of an NDA with the FDA. We recently completed a Phase III clinical study comparing rifaximin to placebo for the treatment of bacterial infectious diarrhea. We are analyzing the results of the study, and if the results are promising, expect to file a new drug application. There can be no assurance that this study for rifaximin will demonstrate that the drug is safe and effective for the indication tested, that such study will support the filing of an NDA for rifaximin as a therapy for infectious diarrhea, that in the event an NDA is filed with the FDA, we will be successful in obtaining regulatory approval in the United States or Canada.

   We expect that a significant portion of our potential revenues for the next few years will depend on regulatory approval and sales of these products. Failure to obtain regulatory approvals, delays in obtaining regulatory approvals, obtaining regulatory approvals for balsalazide or rifaximin in only limited markets or for limited uses, or lack of market acceptance for either product, to the extent regulatory approvals are obtained, would have a material adverse effect on our business, financial condition, and results of operations.

History of Operating Losses; Expectation of Future Losses

   Our operations have consisted primarily of development of our products and sponsorship with third parties of research and clinical trials. We have had net losses in all but one quarter and have not realized any material operating revenues from product sales, either directly by us or indirectly through our development and distribution partners. Substantially all of our revenues to date have been derived from milestone payments from our collaborative partners related to the development of balsalazide and limited product sales of balsalazide in the United Kingdom. As of September 30, 2000, we had incurred cumulative losses since inception of approximately $23.8 million. We currently expect operating losses to continue until product revenues reach a sufficient level to support ongoing operations. Our future operating performance will depend on the timing of regulatory approvals of balsalazide in various principal European countries and rifaximin in the United States and Canada, particularly the timing of FDA approval, and, if such approvals can be obtained, will also depend on market acceptance, and our ability to secure manufacture of those products at an acceptable cost.

Dependence On Collaborative Partners/New Collaborative Partner

   The commercialization of balsalazide outside of the United States is entirely dependent on Menarini and Shire in their respective territories. We currently intend also to seek a new partner or partners for other countries. There can be no assurance that we will be able to find a new distribution partner for these countries, or that approvals in those countries will be granted. Although Menarini has agreed to use its best endeavors to promote, market, and sell balsalazide disodium in its exclusive markets, there are no specified financial thresholds that must be achieved for Menarini to maintain its exclusivity. Our agreement with Menarini provides for a term of not less than 10 years from first launch. Although Menarini has advised us that it intends to seek approval in the countries for which marketing applications were withdrawn, the responsibility to complete the approval process lies with Menarini and not us. There can be no assurance that Menarini will seek such approvals, or it does, that approval will be granted. Although Shire has the right to develop, distribute and market balsalazide, there are no specific financial thresholds that must be achieved by Shire to maintain its exclusivity. Our agreement with Shire has no term and neither we nor Shire can terminate the agreement unless by mutual agreement or because of a breach of the agreement. Although Shire has agreed to use all reasonable commercial endeavors to obtain regulatory approvals for balsalazide in France, Germany and the Netherlands as soon as reasonably practicable, the responsibility to do so is Shire's and not ours. There can be no assurance that Shire will succeed in obtaining approvals in those countries or any other countries.

   There can be no assurance that we will be able to negotiate acceptable collaborative arrangements in the future, or that our current or future collaborative arrangements, including the agreements with Menarini and Shire, will be successful or will not be terminated by the other party. Although we believe that parties to any collaborative arrangements would have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities in most instances will not be within our control. Failure by us and our collaborative partners to develop, commercialize, manufacture or market products, including balsalazide, would have a material adverse effect on our business, financial condition, and results of operations.

Dependence On Third Parties For Manufacturing

   We currently do not manufacture our potential pharmaceutical products, including balsalazide and rifaximin, and, therefore, are dependent on contract manufacturers for the production of such products for development and commercial purposes. We have experienced supply problems due to our dependence upon a limited number of contract manufacturers which have manifested in shortages of finished product in the market place. In the event that we are unsuccessful in obtaining or retaining third-party manufacturing or if our manufacturers experience production difficulties, delays or disruptions or fail to comply with regulatory requirements, we may not be able to obtain adequate supplies of products in a timely fashion or at acceptable quality, and price, or to commercialize our potential products as planned. No assurances can be given that we, or our manufacturing partners, will be able to manufacture future developed products in commercial quantities sufficient to meet our business objectives. Under the terms of our agreement with Menarini, the obligations of Menarini to purchase product will terminate under certain circumstances in which we are unable or unwilling to adequately supply them with product. In such circumstances Menarini is granted a temporary license to manufacture balsalazide. Under certain situations, such manufacturing license may become permanent, in which case our revenues from the arrangements could be, depending on the circumstances, severely reduced or eliminated. In our agreement with Shire, if the price at which Shire actually manufactures balsalazide, by itself or through third parties, exceeds the price ceiling set in the agreement for specified periods and quantities, we must pay Shire the excess cost, which would reduce our revenues. We anticipate that future agreements with new distribution partners will contain clauses similar to those in the Menarini and Shire agreements. Moreover, contract manufacturers that we might use must adhere to current Good Manufacturing Practices, which are regulations strictly enforced by the FDA through its facilities inspection program. If these facilities cannot pass a pre-approval plant inspection, the likelihood of the FDA's pre-market approval of rifaximin will be adversely affected. Certain material manufacturing changes that may occur after approval are also subject to FDA review and approval. There can be no assurance that the FDA or other regulatory agencies will approve the processes or the facilities by which any of our products might be manufactured. In addition, if the facilities cannot pass regular post-approval inspections, manufacturing and distribution might be disrupted, recalls of distributed products may be necessary, and other sanctions could be applied. Any disruption in the supply in manufacturing and marketing of our proposed products would have a material adverse effect on our business, financial condition and results of operations.

Dependence On In-Licensing And Acquisition Of New Products For Future Growth

   Whether or not balsalazide or rifaximin receives regulatory approvals and is successfully marketed, our ability to grow in the future will depend on our success in in-licensing or acquiring additional pharmaceutical products. We currently intend to seek to in-license or acquire pharmaceutical products that have been developed beyond the initial discovery phase and for which late-stage human clinical data is already available. There can be no assurance that such pharmaceutical products will be available on attractive terms for in-licensing or acquisition by us.

Uncertainty Of Market Acceptance

   Our future success will depend in part on our ability to develop and commercialize products, including balsalazide and rifaximin. Assuming we can successfully develop such products and obtain regulatory approvals, their future success will depend upon their acceptance by the medical community and third-party payers as useful and cost-effective. Market acceptance will depend upon several factors, including the establishment of the safety, effectiveness, patient tolerance, and cost of our products relative to those of our competitors. We and our collaborative partners may be required to engage in extensive advertising, educational programs or other means to market our products. Failure of any of our products to achieve market acceptance would have a material adverse effect on our business, financial condition and results of operations.

Dependence On Exclusive Licenses

   Our rights to balsalazide and rifaximin are derived from its license agreements with Biorex and Alfa Wassermann, respectively. Our rights under these licenses are subject to early termination under certain circumstances, including material breach by us, the bankruptcy or insolvency of the company or our failure to satisfy our manufacturing obligations under our agreements with distribution partners. In the event that Biorex or Alfa Wassermann terminates their respective license agreements, we would have no further rights to utilize their respective patents or trade secrets to manufacture and market products based on balsalazide or rifaximin, as the case may be. Our licenses for balsalazide and rifaximin provide that our royalty obligations may extend beyond the expiration date of the underlying patents, which could have a material adverse effect on our business, financial condition and results of operations in the event a generic version of balsalazide or rifaximin, as the case may be, were introduced. In addition, our license agreement with Alfa Wassermann also provides that we may not promote, distribute or sell any antibiotic products that compete with rifaximin in its licensed territory (the United States and Canada) for a period of five years after the first commercial sale of rifaximin under the agreement, thereby limiting our ability to in-license, develop or market such products.

Patents And Proprietary Rights; Expiration Of Patents

   Because of the substantial length of time and expense associated with bringing new products through development and regulatory approval to the marketplace, the pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Because our strategy is to in-license or acquire pharmaceutical products which typically have been discovered and initially researched by others, such products may have limited or no remaining patent protection due to the time elapsed since their discovery. The patents for the balsalazide composition of matter and method of treating ulcerative colitis with balsalazide expire in July 2001 in the United States, July 2006 in the United Kingdom, May 2002 in France, July 2006 in Italy, and April 2002 in Germany. The patents for the method of treating colon cancer using balsalazide expire in January 2014 in the United States and, assuming patents issue from pending applications, in January 2015 in various countries in Europe, Asia and North America. The patents for the rifaximin composition of matter (also covering a process of making rifaximin and using rifaximin to treat gastrointestinal infectious diseases) expire in May 2001 in the United States and Canada. The patents for another process of making rifaximin expire in April 2005 in both the United States and Canada. Patents for the use of rifaximin for H. PYLORI infections expire in June 2013 in the United States and February 2014 in Canada. We have been successful in obtaining patent extensions of five years in both Italy and the United Kingdom, and we believe it may be granted additional extensions of up to five years in certain circumstances, based on patent term restoration procedures established in Europe and in the United States under the Waxman-Hatch Act for products that have received regulatory approval. However, there can be no assurance that any extensions will be granted. We have filed applications for use patents for additional indications using balsalazide and related chemical substances. There can be no assurance that any patents will be issued. There can be no assurance that competitors will not develop products based on the same active ingredients for marketing as soon as the applicable patents expire or at any time thereafter or that competitors will not design around existing patents. Sales of such generic versions could have an adverse effect on our business, financial condition, and results of operations. Our success will depend in part on our ability to obtain United States and foreign patent protection for our products and processes, preserve our trade secrets, and operate without infringing on the proprietary rights of third parties. There can be no assurance that patents will issue with respect to, or that the claims allowed will provide sufficient protection to, our present or future technology.

   There can be no assurance that any other patents will be issued on any of our patent applications or on patent applications licensed from third parties. Moreover, there can be no assurance that claims allowed in the patents or patent applications are or will be sufficiently broad to protect our technology or that the patents will provide protection against competitive products or otherwise be commercially valuable.

   Furthermore, our patent and other proprietary rights are subject to uncertainty. Our patent or other proprietary rights related to our products might conflict with current or future rights of others. For instance, there is no assurance that the use of our technology will not infringe the patent rights of others. For the same reasons, the products of others could infringe our patent or other proprietary rights. Litigation or patent interference proceedings, either of which could result in substantial cost to us, may be necessary to enforce any patents issued to us and our other proprietary rights or to determine the scope and validity of other parties' proprietary rights. The defense and prosecution of patent and intellectual property claims are both costly and time-consuming, even if the outcome is favorable to us. Any adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require us to cease selling our products.

   In addition to patent protection, we also rely on trade secrets, proprietary know-how and technological advances which we seek to protect, in part, through confidentiality agreements with our collaborative partners, employees and consultants. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets and proprietary know-how will not otherwise become known or be independently developed by others.

   There can be no assurance that we will be able to obtain a license to any third-party technology that we may require to conduct our business or that, if obtainable, such technology can be licensed at a reasonable cost.

   Failure by us to obtain a license to any technology that we might require to commercialize our technologies or products will have a material adverse effect on our operations. In addition, there can be no assurance that others will not independently develop substantially equivalent proprietary information or obtain access to our know-how, or that others will not be issued patents which prevent the manufacture or sale of our products or require licensing and the payment of significant fees or royalties by us in order for us to be able to carry on our business. Litigation, which could result in substantial cost to us, may be necessary to enforce or defend our patents or proprietary rights.

Intense Competition

   Competition in the pharmaceutical industry is intense and characterized by extensive research efforts and rapid technological progress. We believe that there are numerous pharmaceutical and biotechnology companies, both public and private and including large well-known pharmaceutical companies, as well as academic research groups throughout the world engaged in research and development efforts with respect to pharmaceutical products targeted at gastrointestinal diseases and conditions addressed by our current and potential products. In particular, we are aware of products in research or development by competitors that address the diseases being targeted by our products. There can be no assurance that developments by others will not render our current and potential products obsolete or non-competitive. Competitors may be able to complete the development and regulatory approval process sooner and, therefore, market their products earlier than us. Many of our competitors have substantially greater financial, marketing and personnel resources and development capabilities than we do. For example, many large, well capitalized companies already offer products in the United States and Europe that target the proposed indications for balsalazide, including mesalamine (SmithKline Beecham plc, Dr. Falk Pharma GmbH, Pharmacia & Upjohn, Inc., Solvay S.A., The Procter & Gamble Company and Shire Pharmaceuticals), sulfasalazine (Pharmacia & Upjohn, Inc.), and olsalazine (Pharmacia & Upjohn, Inc.). Technological developments by competitors, earlier regulatory approval for marketing competitive products, or superior marketing capabilities possessed by competitors could adversely affect the commercial potential of our products, including balsalazide, and could have a material adverse effect on our business, financial condition and results of operations. In addition, manufacturers of generic drugs may seek to compete directly with our products in the absence of effective patent protection or non-patent exclusivity protection.

Currency Fluctuations

   A significant portion of our business is conducted in currencies other than the United States dollar. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the United States dollar have caused and will continue to cause currency transaction gains and losses. Although translation into our reporting currency has not historically had a material impact on our financial position, due to the substantial volatility of currency exchange rates, among other factors, we cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurance that we will not experience currency losses in the future. We have not previously undertaken hedging transactions to cover our currency exposure but may hedge a portion of our currency exposure in the future we deem appropriate.

Management Of Growth And Expansion

   We expect to experience significant growth in the number of our employees and the scope of our operations. We have recently established corporate headquarters in Raleigh, North Carolina, and have begun to assemble our direct sales force. This growth and expansion is expected to place a significant strain on our management and operations. Our ability to manage such growth effectively will depend upon our ability to broaden our management team and our ability to attract, hire, and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational, management information and financial control systems and to expand, train and manage our employee base. Our inability to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations.

Dependence On Key Personnel; Ability To Recruit Personnel

   We are dependent upon a number of key management and technical personnel, including Randy Hamilton, Chairman, Robert Ruscher, President and Chief Executive Officer, Lorin Johnson, Senior Vice President, Research and Development, Carolyn Logan, Senior Vice President Sales and Marketing, Adam Derbyshire, Chief Financial Officer, Lise Riopel, PhD., Vice President, Clinical Affairs, and Alvaro Carvajal, Vice President, Information Systems. Because the loss of the services of one or more of these key employees could have a material adverse effect on our operations, we have entered into employment agreements with several of these key personnel to provide for an extended transition period in the event of resignation. Our success will also depend on our ability to attract and retain additional highly qualified management and technical personnel. We face intense competition for qualified personnel, many of whom are often subject to competing employment offers. With the recent regulatory approval for balsalazide in the United States, we have begun hiring and training a small direct sales force to market balsalazide in the United States. New employees, particularly new sales and marketing employees, will require substantial training and education concerning balsalazide and any future products. There can be no assurance that we will be successful in attracting and retaining qualified personnel as necessary, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

Price Volatility; Limited Trading Volume

   The securities markets have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market prices of the common stock of many publicly traded pharmaceutical and biotechnology companies have in the past and can in the future be expected to be especially volatile. Announcements of technological innovations or new products by us or our competitors, developments or disputes concerning proprietary rights, publicity regarding actual or potential medical results relating to products under development by us or our competitors, regulatory developments in both the United States and other countries, public concern as to the safety of pharmaceutical products and economic and other external factors, as well as period-to-period fluctuations in our financial results, might have a significant impact on the market price of our common stock. Our common stock was traded on The Toronto Stock Exchange from May 1996 to November 24, 2000. Our common stock began trading on the Nasdaq SmallCap Market on November 20, 2000. Prior to listing on the Nasdaq SmallCap Market, trading volume in our common stock on The Toronto Stock Exchange had been low, and there can be no assurances that an active trading market will develop or be sustained on the Nasdaq SmallCap Market, or any other exchange or dealer quotation system.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of shares of the common stock offered by the selling shareholders. We are registering the shares for sale to provide the holders thereof with freely tradable securities, but the registration of such shares does not necessarily mean that any of such shares will be offered or sold by the holders thereof.

                              SELLING SHAREHOLDERS

   The shares offered under this prospectus may be sold from time to time for the account of the selling shareholders named in the following table. The table also contains information regarding the selling shareholders' beneficial ownership of shares of our common stock as of November 27, 2000. Except as otherwise disclosed in the footnotes, 10% of the shares listed with respect to each selling shareholder represents shares of common stock issuable upon exercise of warrants. Percentages are based on 11,302,771 shares outstanding as of November 27, 2000, plus in each case the shares issuable upon exercise of the related warrants, all of which are currently exercisable.

                                               Beneficial Ownership
                                                 Prior to Offering
                                              -----------------------
                                                           Percentage Number of
                                                 Number        of     Shares to
                    Name                      of Shares(1)  Class(2)   be Sold
                    ----                      ------------ ---------- ---------
Leonard J. Adams............................      13,200        *        13,200
ANO LLC.....................................       4,400        *         4,400
Robert Apple................................       5,720        *         5,720
Aries Domestic Fund II, L.P.................    14,058.4        *      14,058.4
Aries Domestic Fund, L.P....................      41,298        *        41,298
Aries Master Fund II........................    85,443.6        *      85,443.6
Don A. Backlund.............................       4,400        *         4,400
Baker Street Capital Partners, L.P..........      66,000        *        66,000
Baker Street Technology Partners, L.P.......      66,000        *        66,000
John Bannon.................................       4,400        *         4,400
Kevin & Deborah Barbary.....................       5,500        *         5,500
Bear Stearns Security Corp Trustee for
 William S. Ellsworth, Jr...................       4,400        *         4,400
The Blinn Family Trust......................       4,400        *         4,400
William R. Brown............................       4,400        *         4,400
Allen Chao and Lee Hua Chao Family Trust....      35,200        *        35,200
Andrew and Lydia Chesnick...................       4,400        *         4,400
Janet Childs................................       5,500        *         5,500
John F. Combs...............................       7,040        *         7,040
John J. Connor..............................       5,280        *         5,280
Mark Cooper.................................       4,400        *         4,400
Alan R. Curtis..............................       4,400        *         4,400
DCF Life Sciences Fund Limited..............      88,000        *        88,000
Deerfield International Limited.............     104,544        *       104,544
Deerfield Partners, L.P.....................     282,656      2.5%      282,656
Franklin Strategic Series--Franklin Global
 Health Care Fund...........................     176,000      1.6%      176,000
Paul & Laurie Frasier.......................       5,500        *         5,500
William A. Galvin...........................       8,800        *         8,800
William H. Gaudreau Trust...................       4,400        *         4,400
David Goldberg..............................       4,400        *         4,400
Peter Grabler...............................      13,200        *        13,200
Donald D. Graham............................       8,800        *         8,800
Peter Greco.................................       8,800        *         8,800
Martin M. Hale..............................      11,000        *        11,000
Charles J. Hammarstrom, Jr..................       8,800        *         8,800
William R. Haney, Sr........................       8,800        *         8,800
Leonard S. Jacob & Sandra Jacob.............       5,500        *         5,500
Judy G. Johnson Living Trust Dated 10/6/99..       4,400        *         4,400
Darlene L. Jordan...........................       6,600        *         6,600
Gerald R. Jordan Foundation.................      16,500        *        16,500
Gerald R. Jordan, Jr........................      93,500        *        93,500
Jordan Family 1984 Trust....................      16,500        *        16,500
Yi H. Kao, M.D. & Marianne Kao..............       4,400        *         4,400
Jeffrey M. Lavin............................       4,400        *         4,400

                                          Beneficial Ownership
                                            Prior to Offering
                                         -------------------------
                                                        Percentage Number of
                                            Number          of     Shares to
                 Name                    of Shares(1)    Class(2)   be Sold
                 ----                    ------------   ---------- ---------
Leerink Swann & Company................     158,200(1)     1.4%      158,200(1)
Lighthouse Management L.P..............      49,500          *        49,500
Wayne Lipson...........................       4,400          *         4,400
Steven K. Luminais.....................       4,400          *         4,400
Norman A. Marowitz.....................       4,400          *         4,400
Joe Mayer..............................       4,400          *         4,400
Timothy W. McGibney....................       4,400          *         4,400
MLPF&S Custodian FPO Bankruptcy
 Affiliates Basic......................       4,400          *         4,400
Octavio and Diana Morales Living Trust
 Dated March 19, 1999..................       4,400          *         4,400
mRNA Fund L.P..........................     5,022.6          *       5,022.6
Mark & Lynda E. Mscisz.................       4,400          *         4,400
Steven Mscisz..........................       4,400          *         4,400
Charles F. Norton, Jr..................       6,160          *         6,160
Eric & Dierdre K. Okamoto, Joint
 Tenants...............................       4,400          *         4,400
Oxford Bioscience Partners (Adjunct)
 III, L.P..............................      39,600          *        39,600
Oxford Bioscience Partners (Bermuda)
 III Limited Partnership...............    60,297.6          *      60,297.6
Oxford Bioscience Partners III, L.P....   423,079.8        3.7%    423,079.8
Pipes Corporate Strategies Ltd.
 Investment Manager UBS O'Connor LLC...     246,400        2.2%      246,400
Harry T. Poteat, MD, ScD...............      22,000          *        22,000
ProMed Partners, L.P...................     140,800        1.2%      140,800
Rainbow Trading Corporation............      17,600          *        17,600
Andrew Randall.........................       4,400          *         4,400
Steven M. Ratner 1999 Irrevocable
 Trust.................................       4,400          *         4,400
Michael A. Russell.....................       4,400          *         4,400
Wayne Saker............................      13,200          *        13,200
Jonathan P. Schwartz...................       4,400          *         4,400
Ira Sherman and Darlene Bryant, As
 Joint Tenants.........................       8,800          *         8,800
Shuman & Ross Profit Sharing Trust
 F/B/O Howard S. Ross..................       4,400          *         4,400
Walter G. Steinkrauss & Deborah A.
 Slocum................................       4,400          *         4,400
Samuel & Shirley Straface..............       4,400          *         4,400
Willoughby Stuart......................      17,600          *        17,600
Bertram C. Tackeff & Sterra S. Tackeff,
 JTWROS................................      17,600          *        17,600
Todd Taplin............................       4,400          *         4,400
Jiri Tichy & Dagmar Tichy..............       8,800          *         8,800
Toledano Capital LLC...................       8,800          *         8,800
Tribophysics Corporation...............      13,200          *        13,200
Tryphon Fund, Inc......................      17,600          *        17,600
Charles B. Wells.......................       4,400          *         4,400
Scott Wilfong..........................       6,600          *         6,600
John W. Wilkinson......................       4,400          *         4,400
                                          ---------        ---     ---------
Totals:................................   2,644,200                2,644,200
                                          =========        ===     =========

--------
 *  Less than 1%

(1) Consists of a warrant to purchase 158,200 shares of our common stock.

   We issued an aggregate of 2,260,000 shares of our common stock to the selling shareholders in connection with our $14.1 million private placement in November 2000. We also issued to the selling shareholders warrants to purchase a total of 226,000 shares of common stock in connection with this private placement and warrants to purchase a total of 158,200 shares of common stock to the placement agent who assisted in the private placement. We agreed to register all of these shares, including those issuable upon exercise of the warrants, and to pay substantially all of the expenses of offering them under this prospectus.

                              PLAN OF DISTRIBUTION

   The selling shareholders may offer the shares at various times in one or more of the following transactions:

  . on the Nasdaq SmallCap Market;

  . in the over-the-counter market;

  . in transactions other than market transactions;

  . in connection with short sales of shares of our common stock;

  . by pledge to secure debts or other obligations;

  . in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

  . in a combination of any of the above.

   The selling shareholders may sell shares at market prices then prevailing, at prices related to prevailing market prices, at negotiated prices or at fixed prices.

   In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers.

   The selling shareholders may use broker-dealers to sell shares. If this happens, broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of shares for whom they have acted as agents.

   The selling shareholders and any broker-dealers who act in connection with the sale of the shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act.

   Neither we nor the selling shareholders can presently estimate the amount of such compensation. We know of no existing arrangements between any selling shareholders, any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

   We will pay all of the expenses incident to the registration, offering and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers or agents. We also agreed to indemnify the selling shareholders and certain related persons against certain liabilities, including liabilities under the Securities Act.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

   We have advised the selling shareholders that during such time as they may be engaged in a distribution of the shares included in this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling shareholders, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby.

   This offering will terminate on the earlier of (a) the date on which all of the shares are eligible for resale in a three-month period pursuant to Rule 144 under the Securities Act, or (b) the date on which all shares offered by this prospectus have been sold by the selling shareholders, except that this offering will terminate as to the 158,2000 shares offered by Leerink Swann & Company on the earlier of the above or November 8, 2005.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K405/A for the year ended December 31, 1999 as set forth in their report, which is incorporated by reference in the registration statement. Our consolidated financial statements are incorporated by reference in this prospectus in reliance upon Ernst & Young LLP's report given on their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

   The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   No one (including any salesman or broker) is authorized to provide oral or written information about this offering that is not included in this prospectus.

                               ----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Where You Can Find More Information........................................   2
The Company................................................................   3
The Offering...............................................................   6
Special Note Regarding Forward-Looking Statements..........................   7
Risk Factors...............................................................   8
Use of Proceeds............................................................  15
Selling Shareholders.......................................................  16
Plan of Distribution.......................................................  18
Experts....................................................................  19
Legal Matters..............................................................  19

                               ----------------



-------------------------------------------------------------------------------
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                               2,644,200 Shares

                          SALIX PHARMACEUTICALS, INC.

                                 Common Stock

                               ----------------

                                  PROSPECTUS

                               ----------------

                                       , 2000



-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table sets forth the estimated expenses payable by the registrant in connection with the filing of this Form S-3 Registration
Statement:

SEC registration.................................................... $ 4,428.37
Nasdaq SmallCap Market listing fee..................................  10,000.00
Printing costs......................................................   5,000.00
Legal fees..........................................................  25,000.00
Accounting fees and expenses........................................   5,000.00
Miscellaneous expenses..............................................   5,571.63
                                                                     ----------
  Total............................................................. $55,000.00
                                                                     ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   The Registrants'Articles of Association provide that the Registrant may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings of any person who is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal or administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the Registrant; or is or was, at the request of the Registrant, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise. The Registrant may only indemnify a person if the person acted honestly and in good faith and with a view to the best interests of the Registrant and, in the case of criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful.

   The Registrant maintains liability insurance insuring its officers and directors against liabilities that they may incur in such capacities.

   At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   (a) Exhibits

 Exhibit
   No.                                Description
 -------                              -----------

  3.1(a) Memorandum of Association of Salix Pharmaceuticals, Ltd., as amended

  3.2(a) Articles of Association of Salix Pharmaceuticals, Ltd., as amended

  4.1(a) Form of Common Share Certificate.

  4.2(a) Form of Warrant to purchase Common Shares.

  4.3(a) Form of Warrant to purchase Common Shares.

  5.1    Opinion of Wyrick Robbins Yates & Ponton LLP.

 10.1(a) Form of Indemnification Agreement between the Registrant and each of its officers and directors.

 10.2(a) Form of 1994 Stock Plan for Salix Pharmaceuticals, Ltd. and form of
          Stock Option and Restricted Stock Purchase Agreements thereunder.

  Exhibit
    No.                                 Description
  -------                               -----------

   10.3(k)  Form of 1996 Stock Plan for Salix Pharmaceuticals, Ltd. and form of
             Notice of Stock Option Grant and Stock Option Agreement thereunder, as amended September 14, 2000.

   10.4(b) Amendment Agreement effective as of September 17, 1992 by and among Glycyx Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and
             Biorex Laboratories, Ltd.

   10.5(b)  License Agreement, dated September 17, 1992 between Biorex
             Laboratories Limited and Glycyx Pharmaceuticals, Ltd. and letter agreement amendments thereto.

   10.6(b)  Research and Development Agreement dated September 21, 1992 between
             Glycyx Pharmaceuticals, Ltd. and AB Astra and letter agreement amendments thereto.

   10.7(b)  Distribution Agreement dated September 21, 1992 between Glycyx
             Pharmaceuticals, Ltd. and AB Astra.

   10.8(b)  Amended and Restated License Agreement by and between Salix
             Pharmaceuticals, Inc. and Biorex Laboratories, Limited, dated
             April 16, 1993.

   10.9(b)  Co-Participation Agreement, dated April 30, 1993 between Salix
             Pharmaceuticals, Inc. and AB Astra as amended by Amendment No. 1 thereto effective September 30, 1993.

 10.9.1(c)  Letter Agreement dated October 16, 1998 to Co-Participation
             Agreement dated April 30, 1993 by and between Salix
             Pharmaceuticals, Inc. and AB Astra.

   10.10(b) Manufacturing Agreement, dated September 15, 1993 between
             Courtaulds Chemicals Limited and Glycyx Pharmaceuticals, Ltd.

   10.11(b) Distribution Agreement, dated September 23, 1994 between Glycyx
             Pharmaceuticals, Ltd. and Menarini International Operations
             Luxembourg SA and amendments thereto.

   10.12(b) License Agreement, dated June 24, 1996, between Alfa Wassermann
             S.p.A. and Salix Pharmaceuticals, Ltd.

   10.13(b) Supply Agreement, dated June 24, 1996, between Alfa Wassermann
             S.p.A. and Salix Pharmaceuticals, Ltd.

   10.14(a) Lease dated January 1, 1992 by and between Kontrabecki Mason
             Developers and Salix Pharmaceuticals, Inc., as amended.

   10.15(d) Consulting Agreement dated July 31, 1998 between Salix
             Pharmaceuticals, Ltd. and James Shook.

   10.16(e) Severance Agreement and Mutual Release dated January 6, 1999 between Salix Pharmaceuticals, Ltd. and David Boyle.

   10.17(e) Letter of Intent dated March 5, 1999 between Glycyx
             Pharmaceuticals, Ltd. and Fujirebio.

   10.18(f) Employment Agreement effective May 6, 1999 between Salix
             Pharmaceuticals, Ltd. and Randy W. Hamilton.

   10.19(f) Employment Agreement effective May 6, 1999 between Salix
             Pharmaceuticals, Ltd. and Dr. Lorin K. Johnson.

   10.20(j) Employment Agreement effective May 15, 2000 between Salix
             Pharmaceuticals, Ltd. and Robert P. Ruscher.

   10.21(f) Employment Agreement effective May 6, 1999 between Salix
             Pharmaceuticals, Ltd. and John Brough.

   10.22(g) Termination and Settlement Agreement dated as of December 22, 1999, by and between Astra AB and Salix Pharmaceuticals Inc. (a wholly owned subsidiary of Salix Pharmaceuticals, Ltd.).

   10.23(g) Agreement dated December 22, 1999, between Glycyx Pharmaceuticals,
             Ltd. (a wholly owned subsidiary of Salix Pharmaceuticals, Ltd.)
             and Astra AB.

   10.24(h) Shareholder Protection Rights Agreement, dated as of January 13,
             2000 between Salix Pharmaceuticals, Ltd. and Montreal Trust
             Company of Canada.

  Exhibit
    No.                                 Description
  -------                               -----------

 10.25(j)* Agreement between Glycyx Pharmaceuticals, Ltd. and Shire
            Pharmaceuticals Group, PLC

 10.26(j)* Agreement between Biorex Laboratories Limited and Glycyx
            Pharmaceuticals, Ltd.

 10.27     Form of Subscription Agreement and Warrant for November 2000 private placement.

 21.1(a)   Subsidiaries of the Registrant.

 23.1      Consent of Ernst & Young LLP, Independent Auditors.

 23.2      Consent of Wyrick Robbins Yates & Ponton LLP (contained in Exhibit
            5.1)

 24.1      Power of Attorney (see page II-5)

 27.1(k)   Financial Data Schedule.

--------
 *  Confidential treatment granted.

(a) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Registration Statement on Form S-1 (Registration No. 333-33781), which the United States Securities and Exchange Commission declared effective on October 16, 1997.

(b) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Registration Statement on Form S-1 (Registration No. 333-33781), which the United States Securities and Exchange Commission declared effective on October 16, 1997. The Registrant has received confidential treatment with respect to certain portions of this exhibit. Such portions have been omitted from this exhibit and have been filed separately with the United States Securities and Exchange Commission.

(c) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the three months ended September 30, 1998.

(d) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the three months ended June 30, 1998.

(e) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998.

(f) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the three months ended June 30, 1999.

(g) Incorporated by reference to exhibits filed with the Registrant's Current Report on Form 8-K dated December 28, 1999.

(h) Incorporated by reference to exhibits filed with the Registrant's Current Report on Form 8-K dated January 13, 2000.

(i) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.

(j) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the six months ended June 30, 2000.

(k) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the nine months ended September 30, 2000.

ITEM 17. UNDERTAKINGS

   (a) The undersigned registrant hereby undertakes as follows:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

   Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

       (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person or the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certified that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on this 4th day of December 2000.

                                          SALIX PHARMACEUTICALS, LTD.

                                                  /s/ Robert P. Ruscher
                                          By: _________________________________
                                                     Robert P. Ruscher
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

   Each person whose signature appears below constitutes and appoints Robert P. Ruscher and Adam C. Derbyshire, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any related Registration Statements filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                         Capacity                 Date
             ---------                         --------                 ----

      /s/ Robert P. Ruscher          Director, President and         December 4,
____________________________________  Chief Executive Officer           2000
         Robert P. Ruscher            (Principal Executive
                                      Officer)

      /s/ Adam C. Derbyshire         Chief Financial Officer         December 4,
____________________________________  (Principal Financial and          2000
         Adam C. Derbyshire           Accounting Officer)


       /s/ John F. Chappell          Director                        December 4,
____________________________________                                    2000
          John F. Chappell

      /s/ Thomas A. D'Alonzo         Director                        December 4,
____________________________________                                    2000
         Thomas A. D'Alonzo


      /s/ Richard A. Franco          Director                        December 4,
____________________________________                                    2000
         Richard A. Franco

      /s/ Randy W. Hamilton          Director and Chairman           December 4,
____________________________________                                    2000
         Randy W. Hamilton